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EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct

April 4, 2025

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 72

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Thankam Varghese of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 72 to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”). We submitted a response letter on the Registrant’s behalf on April 1, 2025, responding to the Staff’s initial comments on PEA No. 72 (the “Prior Letter”).

PEA No. 72 was filed for the purpose of registering shares of Harbor Emerging Markets Select Equity ETF (now Harbor Emerging Markets Select ETF), Harbor Emerging Markets Equity ETF, Harbor International Equity ETF, Harbor Mid Cap Core ETF, Harbor Mid Cap Value ETF, Harbor SMID Cap Core ETF, Harbor SMID Cap Value ETF and Harbor Transformative Technologies ETF (each, a “Fund” and, collectively, the “Funds”) as new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 72.

COMMENT 1:	Regarding the response to Comment 34 in the Prior Letter, please revert the deletion of “continue to” from the disclosure describing how the Fund defines mid-cap companies when the upper end of the capitalization range of the Russell Midcap Index falls below $15 billion. Please further supplementally confirm to the Staff the lower limit of the range of capitalizations the Fund will invest in as part of its 80% policy and whether the Fund would stay invested in issuers whose capitalizations fall outside of the range of capitalizations that the Fund uses to define mid-cap companies.

April 4, 2025 Page 2

Response:

The Registrant has incorporated this comment and revised the original disclosure as follows:

“Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of mid-cap companies, which the Fund defines as those with market capitalizations that fall within the range of the Russell Midcap(R) Index (the ‘Index’), provided that ~~if~~ the upper end of the capitalization range of that Index ~~falls below~~ equals or exceeds $15 billion~~,~~. If the upper end of the Index’s capitalization range falls below $15 billion, the Fund will continue to define those companies with market capitalizations between the ~~upper~~lower end of the range of the Index and $15 billion as mid-cap companies.”

The Registrant confirms that for purposes of defining “mid-cap companies” and applying the Fund’s 80% test, the lower end of the capitalization range of the Russell Midcap Index will always represent the lower end of the range of capitalizations that the Fund would define as “mid-cap.” The Registrant further confirms that if the capitalization of an issuer in which the Fund is invested falls outside of the range of capitalizations the Fund uses to define mid-cap companies, the Fund will exit that investment or cease counting that investment as part of its 80% basket to the extent required by Rule 35d-1.

COMMENT 2:	Regarding the response to Comment 44 in the Prior Letter, the Staff believes the definition of “transformative technology companies” is overly broad. Please more specifically disclose the criteria the Fund will consider in determining whether an issuer is a “transformative technology company.” Please also delete from the definition references to companies that will “use” or “benefit” from technological advances or otherwise explain the nexus between these companies and the definition of “transformative technology companies.”

Response:

The Registrant respectfully advises the Staff that the Fund’s investment strategy is not to invest in technology companies. Rather, the Fund’s investment strategy is to invest in companies across various sectors and industry groups that are expected to experience growth tied to the use or development of products, processes or services that provide or benefit from technological innovations. In this regard, the Registrant believes a broad definition of “transformative technology companies” is appropriate. The Registrant further believes the reference to companies that “use” or “benefit” from innovative technologies is consistent with this definition. For additional clarity, the Registrant has revised the disclosure regarding the Fund’s investment strategy further, with incremental revisions to the revised strategy presented in response to Comment 44 in the Prior Letter reflected below:

“Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of “transformative technology” companies. Transformative technology companies are companies operating in any sector that the Subadvisor (as defined below) believes to have growth potential tied to the offering, use or development of products, processes or services that provide or benefit from technological advances and improvements. In making its determination that a company is a transformative technology company, the Subadvisor considers the company’s ability or potential to alter the way consumers, industries or businesses operate through its

April 4, 2025 Page 3

use of innovative technology to build a competitive advantage. For example, a company in the energy, healthcare, financial, consumer services or other sector may be deemed a “transformative technology” company by the Subadvisor if it determines the company is poised to capitalize on the use of new technological solutions to drive growth in its business. The Fund is “non-diversified,” meaning that a relatively high percentage of its assets may be invested in a limited number of issuers. The Fund invests in securities across the market capitalization spectrum.”

COMMENT 3:	The Staff reissues Comment 55 from the Prior Letter. The Staff notes that the disclosure continues to qualify the accounts included in the performance composite as those that are “fee-paying” and under “discretionary management.” These qualifications imply that certain accounts are excluded from the composite. The Staff notes that the composite should include all accounts that have substantially similar strategies to the Fund.

Response:	The Registrant supplementally confirms that there are no accounts managed in substantially similar strategies to the respective Funds that are being excluded from the Composite. Accordingly, the Registrant has deleted the term “fee-paying” from the referenced disclosure.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista
Edwin Batista

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Meredith Dykstra, Esq.

Connor Sheridan, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP